                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.______)*

                            INMARK ENTERPRISES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   457635 100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

          THOMAS E. LACHENMAN, 9725 MANGHAM DRIVE, CINCINNATI, OH 45215
                             Tel. No. (513)577-7000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  457635 100
--------------------------------------------------------------------------------

   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        OG HOLDING CORPORATION
        31-0961840
--------------------------------------------------------------------------------


   2.   Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)      X
                 --------------------------------------------------------------
        (b)
                 --------------------------------------------------------------
--------------------------------------------------------------------------------


   3.   SEC Use Only
--------------------------------------------------------------------------------


   4.   Source of Funds (See Instructions)     00
--------------------------------------------------------------------------------


   5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)
--------------------------------------------------------------------------------


   6.   Citizenship or Place of Organization           OHIO
--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power                    565,385
Shares Bene-
ficially by       8.       Shared Voting Power                  565,385
Owned by  Each
Reporting         9.       Sole Dispositive Power               565,385
Person With
                  10.      Shared Dispositive Power             565,385

  11.   Aggregate Amount Beneficially Owned by Each Reporting Person     565,385
--------------------------------------------------------------------------------


  12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------


  13.   Percent of Class Represented by Amount in Row (11)        15.8%
--------------------------------------------------------------------------------


  14.   Type of Reporting Person (See Instructions)         CO
--------------------------------------------------------------------------------

CUSIP No.  457635 100
--------------------------------------------------------------------------------

   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        THOMAS E. LACHENMAN
--------------------------------------------------------------------------------


   2.   Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)      X
                ----------------------------------------------------------------
        (b)
                ----------------------------------------------------------------

--------------------------------------------------------------------------------


   3.   SEC Use Only
--------------------------------------------------------------------------------


   4.   Source of Funds (See Instructions)     00
--------------------------------------------------------------------------------


   5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)
--------------------------------------------------------------------------------


   6.   Citizenship or Place of Organization U.S.A.
--------------------------------------------------------------------------------


Number of         7.       Sole Voting Power                      565,385
Shares Bene-
ficially by       8.       Shared Voting Power                    565,385
Owned by Each
Reporting         9.       Sole Dispositive Power                 565,385
Person With
                  10.      Shared Dispositive Power               565,385


  11.  Aggregate Amount Beneficially Owned by Each Reporting Person      565,385
--------------------------------------------------------------------------------


  12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)
--------------------------------------------------------------------------------


  13.  Percent of Class Represented by Amount in Row (11)        15.8%
--------------------------------------------------------------------------------


  14.  Type of Reporting Person (See Instructions)         IN
--------------------------------------------------------------------------------

 ITEM 1. SECURITY AND ISSUER

         This Schedule 13D relates to shares of the common stock, $.001 par value, per share of Inmark Enterprises, Inc. ("Inmark"). Inmark's principal offices are located at One Plaza Road, Greenvale, New York.

ITEM 2. IDENTITY AND BACKGROUND

         OG Holding Corporation ("OG"), is an Ohio corporation formerly known as "Optimum Group, Inc." OG's principal office is located 9745 Mangham Drive, Cincinnati, Ohio 45215. Until March 31, 1998, OG was engaged in the business of providing sales promotion and marketing services. On March 31, 1998, OG sold its business and assets to a subsidiary of Inmark and is in the process of winding up its affairs and liquidating. During the last five years, OG has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, OG was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, in which it became subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Thomas E. Lachenman is the President of OG. His business address is 9745 Mangham Drive, Cincinnati, Ohio 45215. Mr. Lachenman is a citizen of the United States of America. During the last five years, Mr. Lachenman has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Lachenman was not a party to any civil proceeding or a judicial or administrative body of competent jurisdiction in which he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The 565,385 shares of the common stock of Inmark to which this Schedule 13D relates (the "Shares") were issued to OG in connection with the sale of OG's business and assets to OG Acquisition Corp. (now "Optimum Group, Inc."), a subsidiary of Inmark, on March 31, 1998.

ITEM 4.  PURPOSE OF TRANSACTION

         The Shares were part of the purchase price OG received from the sale of OG's business and assets to OG Acquisition Corp. (now "Optimum Group, Inc.") ("Acquisition"), a subsidiary of Inmark. The Shares are registered in the name of OG but are held in escrow by Inmark's attorneys as part of a pool for the indemnity of Inmark and Acquisition for breaches of warranties and representations or covenants made by OG and its principal shareholders in the Asset Purchase Agreement whereunder OG sold its business and assets to Acquisition. It is OG's intent to transfer approximately 40,000 of the Shares to its former employees as a bonus for their efforts in making OG successful (such Shares will be released from escrow) and to distribute the rights to the remaining Shares to its shareholders on a pro rata basis in connection with the liquidation of OG. Ownership of the Shares will enable the former employees of OG and the shareholders of OG to continue to have an interest in the business of OG which was sold to Acquisition. In connection with the sale of OG's business and assets, it is intended that Thomas E. Lachenman will be nominated for election to the Board of Directors of Inmark.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) OG owns 565,385 of the 3,580,261 shares of common stock of Inmark outstanding. Thomas E. Lachenman is also deemed to own the 565,385 Shares by virtue of his ownership of 65.7% of OG's outstanding voting securities and 59.1% of OG's outstanding equity securities and by virtue of his position as President of OG.

                  (b) OG has sole power to vote and to dispose of the Shares. Thomas E. Lachenman, by virtue of being the President and chief executive officer of OG, has, by corporate law, the power to vote and dispose of said Shares. The Board of Directors and shareholders of OG have adopted a plan of liquidation whereunder the assets of OG will be distributed to its shareholders after all of OG's debts are paid or provided for.

                  (c) The Shares were acquired by OG on March 31, 1998. No other Shares of Inmark's common stock were acquired by OG or Thomas E. Lachenman during the sixty (60) days prior to the date of this Schedule 13D.

                  (d)      Not applicable.

                  (e)      Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Thomas E. Lachenman owns 65.7% of the outstanding voting securities of OG and 59.1% of the outstanding equity securities of OG and is the President of OG. As such, he controls OG, the membership of its Board of Directors and its policies.

         Pursuant to the terms of the Asset Purchase Agreement whereunder OG sold its business and assets to Acquisition, the Shares to which this Schedule 13D relates are held in escrow for two years by the attorneys for Acquisition and Inmark as part of a pool to satisfy OG's obligation to indemnify Inmark and Acquisition for breaches of the warranties and representations and covenants made by OG and its principal shareholders in said Asset Purchase Agreement. Up to

65,385 Shares may be released from escrow if they are to be transferred to OG's former employees as bonuses. The Shares held in escrow may be sold by the beneficial owners of said Shares but the proceeds must be placed in escrow to replace the Shares.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Escrow Agreement dated March 31, 1998, by and among OG, Inmark, Acquisition, OG's principal shareholders, and Kronish, Lieb, Weiner & Hellman LLP.


                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

April 9, 1998                          OG HOLDING CORPORATION


                                       By:___________________________________
                                          Thomas E. Lachenman, President


                                       ______________________________________
                                       Thomas E. Lachenman